EXHIBIT 11

              Statement Re: Computation of Per Share Earnings

As explained in the Notes to the consolidated financial statements audited by independent auditor Ronald R. Chadwick, P.C., of Aurora, Colorado, which appear as Exhibit 99.1 to this Registration, the net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon conversion of the Company's preferred stock are not included in the computation if the effect of such inclusion would be anti-dilutive and would increase the earnings or decrease loss per share.

According to that computation, there was a net loss of $0.02 per share (basic and fully diluted) for the period from May 25, 2000 (the Company's inception) to September 30, 2000. There was a net loss of $0.21 per share (basic and fully diluted) for the fiscal year ending September 30, 2001, a net loss of $0.15 per share (basic and fully diluted) for the first three-quarters of the fiscal year ending September 30, 2001 (unaudited), and a net loss of $0.05 per share (basic and fully diluted) for the first three-quarters of the fiscal year ending September 30, 2002 (unaudited).